SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 13)(1)

                              PUROFLOW INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    746375104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 1, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)


-------------------------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                      -------------------------
CUSIP No. 746375104                       13D          Page 2 of 10 Pages
---------------------------------                      -------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           1,978,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH        -------------------------------------------------------------
                    8         SHARED VOTING POWER

                                       -0-
                   -------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       1,978,000
                   -------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     1,978,000
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     26.7%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                      -------------------------
CUSIP No. 746375104                       13D          Page 3 of 10 Pages
---------------------------------                      -------------------------


================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                      (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           1,978,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH        -------------------------------------------------------------
                    8         SHARED VOTING POWER

                                       -0-
                   -------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       1,978,000
                   -------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     1,978,000
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     26.7%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                      -------------------------
CUSIP No. 746375104                       13D          Page 4 of 10 Pages
---------------------------------                      -------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     TRAVIS BRADFORD
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH        -------------------------------------------------------------
                    8         SHARED VOTING POWER

                                       -0-
                   -------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       -0-
                   -------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     -0-
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
=========================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                      -------------------------
CUSIP No. 746375104                       13D          Page 5 of 10 Pages
---------------------------------                      -------------------------


         The following  constitutes Amendment No. 13 ("Amendment No. 13") to the
Schedule 13D filed by the undersigned. This Amendment No. 13 amends the Schedule 13D as specifically set forth.

   Item 2 is hereby amended to add the following:

                  Effective February 1, 2001, Robert Frankfurt resigned from his position as a director of the Issuer, and therefore is no longer a Reporting Person. Also effective February 1, 2001, the Board of Directors of the Issuer appointed Travis Bradford to fill the vacancy created by the resignation of Robert Frankfurt. Mr. Bradford is an employee of Steel Partners Services, Ltd., an affiliate of Steel Partners II, and therefore is a Reporting Person under this Schedule 13D.

                  Mr. Bradford is an employee of Steel Partners Services, Ltd. The principal business address of Mr. Bradford is 150 East 52nd Street, 21st Floor, New York, New York, 10022. Mr. Bradford is a citizen of the United States of America.

   Item 5(a) is hereby amended to read as follows:

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 7,399,091 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended October 31, 2000.

                  As of the  close  of  business  on  February  8,  2001,  Steel
Partners II beneficially owned 1,978,000 Shares of Common Stock, constituting approximately 26.7% of the Shares outstanding. Mr. Lichtenstein beneficially owned 1,978,000 Shares, representing approximately 26.7% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,978,000 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions. Currently, Travis Bradford does not own any Shares of Common Stock of the Issuer.

   Item 5(c) is hereby amended to add the following

                  (c) Steel Partners II engaged in the following transactions in the Shares during the past 60 days:


                                   Shares of Common
 Date of Purchase                  Stock Purchased           Price Per Share($)
 ----------------                  ---------------           ------------------
     02/08/01                           10,000                     .61000
     02/08/01                          107,000                     .62000

---------------------------------                      -------------------------
CUSIP No. 746375104                       13D          Page 6 of 10 Pages
---------------------------------                      -------------------------



   Item 6 is hereby amended to add the following:

                  On February 1, 2001, the parties to the Joint Filing Agreement and Mr. Bradford entered into Amendment No. 1 to the Joint Filing Agreement ("Amendment No. 1") in which, among other things, the definition of "Group" was amended to include Mr. Bradford and to exclude Mr. Frankfurt. Amendment No. 1 is attached hereto as an exhibit and incorporated herein by reference and all references contained herein are qualified in their entirety by reference to such Amendment No. 1. Other than as stated above, there are no arrangements or understandings among the Reporting Persons or any other person with respect to the securities of the Issuer.

   Item 7 is hereby amended to add the following exhibit:

                  9. Amendment No. 1 to Joint Filing Agreement among Steel Partners II, Warren G. Lichtenstein, Robert Frankfurt and Travis Bradford dated February 1, 2001.

---------------------------------                      -------------------------
CUSIP No. 746375104                       13D          Page 7 of 10 Pages
---------------------------------                      -------------------------


                                   SIGNATURES
                                   ----------


                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:     February 8, 2001               STEEL PARTNERS II, L.P.

                                          By: Steel Partners, L.L.C.
                                              General Partner

                                          By: /s/ Warren G. Lichtenstein
                                              --------------------------
                                              Warren G. Lichtenstein
                                              Chief Executive Officer


                                          /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                          WARREN G. LICHTENSTEIN


                                          /s/ Robert Frankfurt
                                          --------------------------------------
                                          ROBERT FRANKFURT

---------------------------------                      -------------------------
CUSIP No. 746375104                       13D          Page 8 of 10 Pages
---------------------------------                      -------------------------

Exhibit                                                                  Page
-------                                                                  ----
1.       Joint Filing Agreement among Steel                                --
         Partners II and Warren G.
         Lichtenstein.

2.       Joint Filing Agreement among Steel                                --
         Partners II, Warren G. Lichtenstein,
         Robert Frankfurt, James Benenson, Jr.
         and Steven Wolosky.

3.       Preliminary Proxy Statement                                       --

4.       Letter to the Board of Directors of                               --
         Puroflow Incorporated dated June 3, 1999.

5.       Letter to the Board of Directors of                               --
         Puroflow Incorporated dated August 9, 1999.

6.       Letter from Puroflow Incorporated to                              --
         Steel Partners II dated August 12, 1999.

7.       Settlement Agreement and Release dated                            --
         as of September 16, 1999 by and among
         Puroflow Incorporated, Reuben M.
         Siwek, Michael H. Figoff, Robert A.
         Smith, Tracy Kent Pugmire, Steel
         Partners II, Warren G. Lichtenstein,
         Steven Wolosky, James Benenson, Jr.,
         Robert Frankfurt, Steel Partners,
         L.L.C., and the Full Value Committee.

8.       Joint Press Release dated September                               --
         16, 1999.

9.       Amendment No. 1 to Joint Filing                                  8-9
         Agreement among Steel Partners II,
         Warren G. Lichtenstein, Robert
         Frankfurt and Travis Bradford dated
         February 1, 2001.

---------------------------------                      -------------------------
CUSIP No. 746375104                       13D          Page 9 of 10 Pages
---------------------------------                      -------------------------


                    AMENDMENT NO. 1 TO JOINT FILING AGREEMENT

                  WHEREAS,   Steel  Partners  II,  L.P.  ("Steel"),   Warren  G.
Lichtenstein, Robert Frankfurt, James Benenson, Jr. and Steven Wolosky entered into a Joint Filing Agreement dated April 30, 1999 (the "Agreement");

                  WHEREAS, Travis Bradford, an employee of Steel, has agreed to serve as a director of Puroflow Incorporated.

                  NOW, THEREFORE, BE IT RESOLVED, the Agreement is hereby amended as follows:

                  1. The definition of "Group" is hereby amended to include Travis Bradford and to exclude Robert Frankfurt.

                  2. Except as amended hereby, the Agreement remains in full force and effect.

---------------------------------                      -------------------------
CUSIP No. 746375104                       13D          Page 10 of 10 Pages
---------------------------------                      -------------------------

                  IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be executed as of February 1, 2001.


                                    STEEL PARTNERS II, L.P.
                                    150 East 52nd Street
                                    New York, NY 10022

                                    By: Steel Partners, L.L.C.
                                        General Partner

                                    By: /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        Warren G. Lichtenstein, Managing
                                        Member


                                    /s/ Warren G. Lichtenstein
                                    --------------------------------------------
                                    Warren G. Lichtenstein


                                    /s/ Robert Frankfurt
                                    --------------------------------------------
                                    Robert Frankfurt


                                    /s/ Travis Bradford
                                    --------------------------------------------
                                    Travis Bradford